June 17, 2011

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-4631

Re:	Lennar Corporation Form 10-K for Fiscal Year Ended November 30, 2010 Filed January 31, 2011 Form 10-Q for the Fiscal Quarter Ended February 28, 2011 File No. 1-11749

Dear Mr. O’Brien:

This is Lennar Corporation’s response to your letter dated June 3, 2011 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our above-referenced filings and our letter dated May 27, 2011 in response to your letter dated May 2, 2011. For your convenience, we have reproduced the full text of each of the Staff’s comments in bold and provided our response to each comment immediately after the comment.

Pursuant to Securities Exchange Act Rule 12b-4 and 17 C.F.R §200.83, we respectfully request confidential treatment for the supplemental information that has been sent under separate cover and those portions of this response letter that incorporate such information. In the event that the Staff receives a request for access to the information for which confidential treatment is requested, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that you notify us immediately so that we may further substantiate this request for confidential treatment. Please address any notifications of a request for access to this confidential information to the undersigned at 700 Northwest 107th Avenue, Miami, FL 33172, with a copy to Mark Sustana, our Secretary and General Counsel, at the same address.

Form 10-Q for the Fiscal Quarter Ended February 28, 2011

(2) Operating and Reportable Segments, page 7

1.	We note your response to comment 2 in our letter dated May 2, 2011. Please provide us with a better understanding of the nature of the $10 million pre-payment for management fees (i.e., the services you were going to provide for the $10 million payments and the corresponding time period). Please also explain to us the business reasons for the unconsolidated entity terminating the services to be provided to earn the $10 million without requesting a return of the pre-payment. Please also clarify to us and in your future disclosures that you are not providing the unconsolidated entity with any other services for the $10 million payment.

Response:

The $10 million of deferred management fee income resulted from the collection of fees for services provided prior to fiscal 2011, in accordance with a development management agreement (the “Agreement”), which is being provided to you under separate cover as Exhibit A, between our company and one of our unconsolidated entities within our Homebuilding West reportable segment. We had previously performed the management services to which the $10 million in fees related (described as the “Non-Deferred Management Fee” in Appendix B in the Agreement), however, in accordance with the contingency in Appendix B in the Agreement the determination of the final amount of management fees earned was based on 3% of the unconsolidated entity’s gross revenues. Thus, the unconsolidated entity had to generate sufficient gross revenues for us to recognize income associated with the management fees. Therefore, the management fees we received in prior fiscal periods did not meet the revenue recognition criteria and thus were deferred in accordance Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition, (“ASC 605”) since the unconsolidated entity had not recognized gross revenues.

As noted in our previous response dated May 27, 2011, during our first quarter ended February 28, 2011, the partners of the unconsolidated entity restructured the unconsolidated entity. At that time, the unconsolidated entity was in default of its debt agreement and had not recognized any gross revenues to date and accordingly we had not recognized any of the previously deferred management fees. As a result of the restructuring, the Agreement was terminated and a general release agreement was executed whereby we were released from any and all obligations, except third-party claims, associated with the Agreement. Therefore, the contingency causing the deferral of the $10 million of management fees was removed. Due to the termination of the aforementioned contingency and the unconditional release of any additional duties and obligations under the Agreement, the deferred management fees were deemed both realized and earned during the first quarter ended February 28, 2011, in accordance with ASC 605. Therefore, we recognized the management fee income during the quarter ended February 28, 2011.

We will revise our disclosures in future filings to clarify that we are not providing any other services to the unconsolidated entity associated with the deferred management fees recognized.

2.	To help better understand your accounting, please provide us with the corresponding development management agreement. If you wish to have this information treated as confidential, please refer to Freedom of Information Act Rule 200.83. Please refer to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act if you plan to seek return of this information. To facilitate the return of the development management agreement, please include self-addressed, postage paid package. Alternatively you may request that we shred and dispose of the materials.

Response:

A copy of the Development Management Agreement is provided under separate cover as Exhibit A.

(8) Rialto Investment Segment, page 18

3.	In future filings, please disclose in the footnotes to your consolidated financial statements disclosures that provides investors with a clear understanding of your application of the consolidation literature to the Fund. This disclosure should include the following:

•	The factors that resulted in your determination that the Fund is not a variable interest entity but rather a voting interest entity.

•	The factors that resulted in your determination that the limited partners have substantive kick-out rights.

•	A statement that you account for your interest in the fund under the equity method of accounting.

Please provide us with the disclosures you intend to include in future filings

Response:

In future filings, we will expand the disclosures related to the Fund to provide investors with a clear understanding of our application of the consolidation literature. The disclosure will be substantially as follows:

In November 2010, the Rialto segment completed its first closing of a real estate investment fund (the “Fund”) with initial equity commitments of approximately $300 million, including $75 million committed by the Company. During the six months ended May 31, 2011, the Company contributed $XX.X million to the Fund out of total investor contributions of $XX.X million. During the six months ended May 31, 2011, the Fund invested $XX.X million for the acquisition of distressed real estate portfolios and $XX.X million to purchase non-investment grade commercial mortgage backed securities (“CMBS”). The portfolios include approximately XX real estate loans with a total aggregate unpaid principal balance of approximately $XXX million. As of May 31, 2011, the carrying value of the Company’s investment in the Fund was $XX.X million.

The Fund is an unconsolidated entity and is accounted for under the equity method of accounting. The Company determined that the Fund is not a variable interest entity but rather a voting interest entity due to the following factors:

•	The Company determined that Rialto’s general partner interest and all the limited partners’ interests qualify as equity investment at risk.

•

Based on the capital structure of the Fund (100% capitalized via equity contributions), the Company was able to conclude that the equity investment at risk was sufficient to allow the Fund to finance its activities without additional subordinated financial support.

•

The general partner and the limited partners in the Fund, collectively, have full decision-making ability as they collectively have the power to direct the activities of the Fund due to the fact that Rialto, in addition to being a general partner with a substantive equity investment in the fund, also provides services to the Fund under a management agreement and an investment agreement, which are not separable from Rialto’s general partnership interest.

•

As a result of all these factors, the Company has concluded that the power to direct the activities of the Fund reside in its general partnership interest and thus with the holders of the equity investment at risk.

•

In addition, there are no guaranteed returns provided to the equity investors and the equity contributions are fully subjected to the Fund’s operational results, thus the equity investors absorb the expected negative and positive variability relative to the Fund.

•

Finally, substantially all of the activities of the Fund are not conducted on behalf of any individual investor or related group that has disproportionately few voting rights (i.e., on behalf of any individual limited partner).

Having concluded that the Fund is a voting interest entity, the Company evaluated the Fund under the voting interest entity model to determine whether, as general partner, it has control over the Fund. The Company determined that it does not control the Fund as its general partner, because the unaffiliated limited partners have substantial kick-out rights and can remove Rialto as general partner at anytime for cause or without cause through simple majority vote of the limited partners. There are no significant barriers to the exercise of these rights. As a result of determining that the Company does not control the Fund under the voting interest entity model, the Fund does not consolidate in to the Company’s financial statements.

*        *        *

Lennar Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We hope the responses above fully address the Staff’s comments. If you have any questions or comments regarding any of our responses in this letter, please contact me by telephone at 305.229.6428 or by telecopy at 305.227.7115.

Sincerely,

/s/ Bruce E. Gross
Bruce E. Gross Vice President and Chief Financial Officer Lennar Corporation

cc: Tracey Houser, Division of Corporation Finance